EXHIBIT 99.1
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[GRAPHIC OMITTED]                                                       PRESS
[LOGO - CANADIAN NATURAL RESOURCES LIMITED]                             RELEASE

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                   CANADIAN NATURAL RESOURCES LIMITED UPDATES
                 INTERNATIONAL DRILLING PROGRESS AND 2003 PLANS
           CALGARY, ALBERTA - JANUARY 14, 2003 - FOR IMMEDIATE RELEASE
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Canadian Natural Resources Limited ("Canadian Natural" or "the Company") is
pleased to update its recent international drilling activities and related 2003 exploration and development plans. "We are excited about the potential of the United Kingdom North Sea and Offshore West Africa. In the North Sea, we now own 70% and operate 80% of our production. We have very recently relocated to our new Aberdeen offices and are eager to commence our multi-year exploitation program at the Ninian and Murchison production hubs. In Offshore West Africa we have two significant development projects to complete and two high risk/high potential exploration wells to drill", commented Allan Markin, Chairman.

He further commented, "Our results in late 2002 and early 2003 are as per our expectations and maybe a little better, meaning that we are well on track to deliver international production volumes of between 62,000 and 72,000 barrels per day. Our plans include increasing this level to over 100,000 barrels per day in 2005. This international portion of our asset base is an integral part of our growth strategy and is complementary to our position as a major supplier to North America's natural gas and oil needs. We are already the world's fifth largest independent producer at over 450,000 barrels of oil equivalent per day and have the project portfolio to double that output over the next decade."

NORTHERN NORTH SEA

The Company operates the Ninian Platform from which the Company's Ninian, Lyell, and Columba B, D & E fields are operated and the Murchison Platform and related field. Canadian Natural has recently acquired additional ownership interests and operatorship of these producing fields and platforms as well as other nearby exploration blocks. The Company will now embark upon a multi-year exploitation plan that will enhance ultimate recoverable reserves and extend the useful lives of the Ninian and Murchison Platforms.

Current year exploitation plans for the Ninian field include five well relocations, two through tubing redirectional drill ("TTRD") wells, 10 recompletions, 1 satellite exploration well and a waterflood optimization plan. This is the first phase of a multi-year exploitation plan which will extend the productive life of the reservoir.

At the Columba fields, Canadian Natural has recently completed drilling of an additional well at Columba B, which commenced production on December 20, 2002 at approximately 6,500 barrels per day of oil net to the Company. It is anticipated this well will be converted to a water injection well when the production declines below its economic limit. Additional drilling in 2003 will include 2 wells on the Columba D structure and one well on Columba E. Waterflood activities will continue to be optimized on the Columba fields.

At the Lyell field, one producing well will be converted to water injection service in 2003 to help provide waterflood sweep potential. This could lead to increased injector/producer implementation throughout the field in later years.


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At Murchison, Canadian Natural will drill six additional infill wells and four
TTRD wells in addition to optimization of waterflood activities. Enhanced oil recovery alternatives are also being evaluated along with near-field exploration potential.

CENTRAL NORTH SEA

In the Central North Sea, the Company maintains ownership in two adjacent fields, Banff and Kyle. A third producing well was completed on December 3, 2002 at the Banff field with initial production rates of 5,500 net to Canadian Natural. This year's plans will center upon optimizing gas/oil ratio performance to enhance oil recovery.

OFFSHORE WEST AFRICA

Canadian Natural's offshore development activities in Cote d'Ivoire remain unaffected by recent political insurrection in the country. The Company has established back up facilities in a neighboring country to ensure operations are not affected should conditions significantly deteriorate.

The offshore Espoir development continues with two water injection wells scheduled for drilling at East Espoir during the first half of 2003. These injectors will serve to build up pressures in the upper zones of the oil reservoir. This upper zone is scheduled for perforation by mid-2003, providing up to 5,000 barrels per day of additional net production. During December 2002 a satellite pool, Emien, was drilled, but encountered no hydrocarbons. The Company anticipates drilling a second, larger satellite pool, Acajou, during the first half of 2003.

The Baobab development also continues on-schedule for first oil in early 2005 at planned initial production rates of 45,000 barrels per day increasing with full development to 60,000 barrels per day. Several components of the subsea infrastructure and the floating production storage and offtake vessel are currently out to bid. This field contains approximately 200 million barrels of recoverable reserves and is operated and 61% owned by Canadian Natural.

The Company also plans on drilling one of two identified prospects on its Block 16 exploration acreage located offshore Angola during the second half of 2003. This high-risk/high-potential exploration block is located in one of the world's most prolific oil basins.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

For further information, please contact:

CANADIAN NATURAL RESOURCES LIMITED                              ALLAN P. MARKIN
2500, 855 - 2nd Street S.W.                                            Chairman
Calgary, Alberta
T2P 4J8                                                        JOHN G. LANGILLE
                                                                      President
TELEPHONE:        (403) 514-7777
FACSIMILE:        (403) 517-7370                                  STEVE W. LAUT
EMAIL:            investor.relations@cnrl.com          Executive Vice-President
WEBSITE: www.cnrl.com                                                Operations

TRADING SYMBOLS                                                 COREY B. BIEBER
Toronto Stock Exchange - CNQ                                           Director
New York Stock Exchange - CED                                Investor Relations



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Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.
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CANADIAN NATURAL RESOURCES LIMITED                                             2
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